SEC
Mail Processing
Section

MAR 02 2017

Washington DC
416

17008820

ON

ANNUAL AU... RT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
[redacted]

8-51573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 710
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Itin (212) 440-2041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New Jersey
County of Hudson

Subscribed and sworn to (or affirmed) before me on this 22 day of February, 2017 by Ron Itin proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Dionis A Lozano Jr
Notary Public
New Jersey
My Commission Expires 05-30-18
No. 2434552

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
E1 Asset Management, Inc.:

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of E1 Asset Management, Inc. financial statements. The supplemental information is the responsibility of E1 Asset Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 22, 2017

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	85,758
Commissions receivable from and deposit with clearing broker		110,962
Prepaid expenses		12,716
Net furniture, fixtures and equipment, at cost		0
Other assets		10,391
Deposit		12,087
Total assets	$	231,914
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	16,766
Accrued expenses		87,816
Total liabilities		104,582
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 200 shares authorized issued and outstanding		109,270
Additional paid-in capital		478,000
Accumulated deficit		(459,938)
Total stockholder's equity		127,332
Total liabilities and stockholder's equity	$	231,914

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Income
For the Year Ended December 31, 2016

Revenue:	
Commissions	$ 1,073,342
Interest	7,972
Other	(113)
Total Revenue	1,081,201
Expenses:	
Compensation and benefits	472,751
Clearing charges	64,525
Regulatory fees and expenses	18,648
Communication and data processing	34,630
Occupancy	78,151
Commission expenses	249,320
Professional fees	74,681
Insurance	924
State Use Tax	0
Other	30,513
Total Expenses	1,021,143
Income before provision for state and local income taxes	57,058
Provision for state and local income taxes	1,463
Net Income	$ 55,595

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2016	$ 109,270	$ 478,000	$ (515,533)	$ 71,737
Distributions	-	-	-	-
Net Income	-	-	55,595	55,595
Balance, December 31, 2016	$ 109,270	$ 478,000	$ (459,938)	$ 127,332

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net Income	$ 55,595
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Depreciation	931
Changes in operating assets and liabilities:	
Commissions receivable from and deposit with clearing broker	(20,830)
Prepaid expenses	5,151
Other assets	(7,375)
Accounts payable	(3,296)
Accrued expenses	45,774
Net cash and cash equivalents provided by operating activities	75,950
Cash used in financing activities:	
Shareholder distributions	-
Net Increase in cash and cash equivalents	75,950
Cash and cash equivalents, beginning of year	9,808
Cash and cash equivalents, end of year	$ 85,758

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS

E1 Asset Management, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from its New Jersey City office which the Company moved to in April 2014 and maintains satellite offices in New York and Virginia. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B [5]). All transactions for its customers are cleared through a New York Stock Exchange member firm on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

[3] Restricted cash:

Restricted cash represents amounts held at a financial institution to collateralize a letter of credit issued to the landlord of the Company's office space.

[4] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[5] Revenue recognition:

The Company recognizes commission income on a trade-date basis and interest income on an accrual basis. The Company acts as an introducing broker-dealer. As an introducing broker-dealer, the Company contracts with a clearing broker to handle the execution and settlement of orders that it receives from its clients to buy and sell securities and earns a commission on each transaction at a predetermined rate. Other income includes, but is not limited to, foreign exchange gains, profits on error trades and additional sundry income. Foreign exchange gains are calculated using the exchange rate in effect at the time of the transaction. Other income is recognized when earned.

[6] Rent expense:

Rent is charged to operations on a straight-line basis over the term of the lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Income taxes:

The Company, with the consent of its stockholder, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholder of an "S" corporation is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New York State franchise taxes for "S" corporations and New York City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2011.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[9] Indemnification:

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

[10] Subsequent Events:

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through the date that the financial statements were available to be issued.

NOTE C - CONCENTRATIONS

The Company clears its transactions through a single clearing broker. Commissions receivable from and deposit with the clearing broker at December 31, 2016 amounted to $110,962.

NOTE D - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net, consists of the following at December 31, 2016:

Office equipment	$	73,961
Furniture and fixtures		80,889
Computer software		80,055
Computer equipment		173,884
		408,789
Less accumulated depreciation		408,789
Total	$	0

Depreciation expense for the year ended December 31, 2016 was $931.

NOTE E - STATE AND LOCAL INCOME TAXES

The no deferred tax liability at December 31, 2016.

The current and deferred portions of the provision for state and local income taxes included in the statement of operations are as follows:

	Current	Deferred	Total
State and Local	$ 1,453	$ 0	$ 1,453

NOTE F - COMMITMENTS - OPERATING LEASES

The Company leases office space in New Jersey. The lease also requires the payment of real estate taxes and specific operating expenses, as defined.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Total	Premises
2017	$ 25,836	$ 25,836
2018	-	-
2019	-	-
Totals	$ 25,836	$ 25,836

Rent expense amounted to $78,151 for the year ended December 31, 2016.

NOTE G - LITIGATION

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable.

Management does not believe any of these matters will have a material adverse effect on the financial position or future results of operations.

NOTE H - RETIREMENT PLANS

The Company has no 401K plan offers.

NOTE I - DEFERRED COMPENSATION PLAN

During 2008, the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. The plan is managed by the Board of Directors and is authorized to issue up to of 1,000,000 Units. Each unit shall correspond to 0.00004 share of the Company's common stock.

During the year ended December 31, 2016, the Company did not grant any units. 200,000 units were granted in prior years and are still outstanding as December 31, 2016. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution.

The amount of the distribution will be equal to the product of: (i) the participant's number of vested units; and (ii) the fair value of 0.00004 shares of the Company's common stock on the distribution date. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, as defined, the participant will forfeit all of the units granted under the Plan.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $92,138, which was $85,166 in excess of its required net capital of $6,972. The Company's aggregate indebtedness to net capital as defined was 1.13 to 1.

E1 ASSET MANAGEMENT, INC.
Schedule I - Computation for Determining of Reserve Requirement and Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2016

The Company was exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 throughout the year ended December 31, 2016.

See report of independent registered public accounting firm.

E1 ASSET MANAGEMENT, INC.
Schedule II - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 127,332
Deductions:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	-
Prepaid expenses	12,717
Deposit	10,391
Other assets	12,087
Total non-allowable assets	35,194
Net capital	$ 92,138

AGGREGRATE INDEBTEDNESS

Accounts payable	$ 16,766
Accrued expenses	87,816
Total aggregate indebtedness	$ 104,582

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

(a) Minimum net capital required (6 $^{2/3}$% of aggregate indebtedness)	$ 6,972
(b) Minimum net capital required of broker dealer	$ 5,000
NET CAPITAL REQUIREMENT (greater of (a) or (b))	$ 6,972
EXCESS NET CAPITAL	$ 85,166
EXCESS NET CAPITAL AT 1,000% (Net Capital – 10% Aggregate Indebtedness)	$ 81,680
RATIO OF AGGREGRATE INDEBTEDNESS TO NET CAPITAL	1.13 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X17A-5 Part IIA filing as of December 31, 2016, which was filed on January 26, 2017.

See report of independent registered public accounting firm.

E1 ASSET MANAGEMENT, INC.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) E1 Asset Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E1 Asset Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) E1 Asset Management, Inc. stated that E1 Asset Management, Inc. met the identified exemption provisions throughout the year ended December 31, 2016, without exception. E1 Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E1 Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 22, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

E1 | ASSET MANAGEMENT

15 Exchange Place
Suite 710
Jersey City, NJ 07302

Assertions Regarding Exemption Provisions

We, as members of management of E1 Asset Management, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ending December 31, 2016.

E1 Asset Management, Inc.

By:

(Ron Itin, President)

2/28/17

(Date)

T. 212 425 2670
888 391 2670
F. 212 425 2676

www.e1am.com

E1 Asset Management, Inc.

Report on the SIPC Annual Assessment

Report Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
E1 Asset Management, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by E1 Asset Management, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of E1 Asset Management, Inc. (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating E1 Asset Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 22, 2017

E1 ASSET MANAGEMENT, INC.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

		Amount
Total assessment	$	2,542
SIPC-6 general assessment Payment made on July 21, 2016		(978)
SIPC-7 general assessment Payment made on February 3, 2017		(1,564)
Total assessment balance (overpayment carried forward)	$	-

Account	T	Description	Workpaper	Dec 31, 2015	Dec 31, 2016 Unadjusted	Adjustments	Dec 31, 2016 Adjusted
7201.9	E	Net Commissions 1099 Payments:Ahsan Sh:		0.00	23,356.38		23,356.38
7203	E	Net Commissions 1099 Payments:Brian Har		90,082.25	113,694.37		113,694.37
7203.2	E	Net Commissions 1099 Payments: Jeff Davi:		0.00	49,031.32		49,031.32
7204	E	Net Commissions 1099 Payments:Debra Gau		(9.56)	0.00		0.00
7205	E	Net Commissions 1099 Payments:Michael D		4,650.00	2,475.00		2,475.00
7205.1	E	Net Commissions 1099 Payments: Shawn D:		0.00	27,527.80		27,527.80
7206	E	Advertising:Jobs-Craigslist		25.00	494.00		494.00
7208	E	Accounting Fees		6,000.00	9,300.00		9,300.00
7209	E	Accounting Fees:Audit Fees		8,433.75	8,500.00		8,500.00
7210	E	Auto:Parking		8,217.22	1,783.00		1,783.00
7211	E	Auto:Fuel		6,983.52	1,551.84		1,551.84
7212	E	Bank Charges		2,234.36	2,301.60		2,301.60
7213	E	Bonus		0.00	50.00		50.00
7214	E	Bonus:Xmas		200.00	500.00		500.00
7217	E	Computer Consulting:Consulting Fee		7,500.00	4,155.90		4,155.90
7218	E	Depreciation		5,311.96	931.49		931.49
7219	E	Dues and Subscriptions		865.20	810.40		810.40
7220	E	Dues and Subscriptions:Briefing		4,348.30	643.81		643.81
7222	E	Dues and Subscriptions:FINRA-Renewal Du		14,348.00	11,783.04		11,783.04
7223	E	Dues and Subscriptions:FINRA-Daily CRD I		10,402.74	(442.34)		(442.34)
7224	E	Dues and Subscriptions:FINRA-GIA		7,149.59	6,439.17		6,439.17
7225	E	Dues and Subscriptions:NASD Registraion I		34.69	58.69		58.69
7228	E	Employee Benefits:Gym		3,244.05	2,914.45		2,914.45
7230	E	Employee Benefits:TransitChek		(130.00)	0.00		0.00
7231	E	General Misc. Expenses		4,255.72	3,089.80		3,089.80
7234	E	Internet Services:Computer Expense		1,761.54	1,123.57		1,123.57
7235	E	Internet Services:IT Services		22,093.24	10,927.19		10,927.19
7235.1	E	Internet Services:Broadband		525.66	0.00		0.00
7236	E	Insurance:Fidelity		1,063.50	923.72		923.72
7237	E	Insurance:Disablitiy		437.36	438.02		438.02
7238	E	Insurance:Dental		329.06	(163.33)		(163.33)
7240	E	Insurance:Fiduciary		252.07	0.00		0.00
7241	E	Insurance:Health		(2,501.02)	(1,305.18)		(1,305.18)
7242	E	Insurance:Liability		4,100.54	1,822.21		1,822.21
7243	E	Insurance:Life-Officers		5,124.69	1,636.81		1,636.81
7245	E	Insurance:Optical		37.43	0.00		0.00
7246	E	Insurance:Workmans Compensation		991.59	1,384.58		1,384.58
7248	E	Lease-Car:Mike		7,927.08	0.00		0.00
7249	E	Lease-Car:Ron		2,270.14	0.00		0.00
7250	E	Lease-Car:Sonny		4,190.94	0.00		0.00
7253.1	E	Legal:Legal Retainer:Lawlor:Percy Mori		7,150.25	30,000.00		30,000.00
7253.2	E	Legal:Legal Retainer:Lawlor:Kwang		3,000.00	0.00		0.00
7254	E	Legal:Legal Retainer:O'Rourke		9,920.63	0.00		0.00
7255	E	Legal:Legal Retainer:O'Rourke:AWC		150.00	0.00		0.00
7255.1	E	Legal:Legal Retainer:O'Rourke AWC2		25,000.00	0.00		0.00
7256	E	Legal:Legal Retainer:O'Rourke:Collins		3,538.75	0.00		0.00
7257	E	Legal:Legal Retainer:O'Rourke:Gonzalez		8,797.55	21,000.00		21,000.00
7257.1	E	Legal:Legal Retainer:O'Rourke:Weller		16,055.12	(2,050.00)		(2,050.00)
7257.2	E	Legal:Legal Retainer:O'Rourke:Mitchell		8,107.50	0.00		0.00
7259	E	Legal:Settlements		4,000.00	3,000.00		3,000.00
7260	E	Meals&Entertainment:New York Employee		18,063.96	9,894.83		9,894.83
7261	E	Meals&Entertainment:Travel		9,900.78	4,534.50		4,534.50
7262	E	Office Expense-NY		2,195.39	1,001.35		1,001.35
7264	E	Office Expense-NY:Fingerprints		64.20	0.00		0.00
7265	E	Office Expense-NY:Mineral Water and Coff		233.78	238.97		238.97
7267	E	Paychex-Fees		1,792.93	1,900.49		1,900.49
7268	E	Paychex 401k Fees		396.00	0.00		0.00
7269	E	Paychex Salaries		172,420.87	318,477.46		318,477.46
7270	E	Paychex Salaries:Officer Salaries-Mike		26,466.20	0.00		0.00
7271	E	Paychex Salaries:Officer Salaries-Ron		57,859.97	87,026.81		87,026.81
7272	E	Paychex Salaries:Officer Salaries-Sonny		43,647.40	0.00		0.00
7273	E	Paychex Salaries:Paychex Salaries-B/O		34,661.45	21,342.46		21,342.46
7275	E	Paychex Taxes		31,999.06	36,776.41		36,776.41
7276	E	Paychex Taxes:SUI		1,038.84	0.00		0.00
7277	E	Paychex Taxes:FUTA		1,252.44	(0.01)		(0.01)
7278	E	Postage & Mailings		694.57	492.82		492.82
7279	E	Postage & Mailings:FedEx		1,261.38	901.11		901.11
7281	E	Professional Fees		1,000.00	775.00		775.00
7283	E	Quote Svc.:NYSE		6,717.56	4,652.24		4,652.24

Account	T	Description	Workpaper	Dec 31, 2015	Dec 31, 2016 Unadjusted	Adjustments	Dec 31, 2016 Adjusted
7285	E	Quote Svc.:QUODD		16,779.00	9,926.25		9,926.25
7290	E	Repair & Maintenance		1,727.82	1,791.15		1,791.15
7292	E	Tax:State-NY		1,150.00	0.00		0.00
7293	E	Tax:Tax-City		(974.00)	0.00		1,463.00
		1				1,463.00	
7293.1	E	Tax:Use Tax		287.62	0.00		0.00
7294	E	Travel and Entertainment:Outside Travel:Lo		589.87	391.36		391.36
7296	E	Travel and Entertainment:Outside Travel:Tra		7,824.99	420.64		420.64
7297	E	Utilities:Cable TV		1,817.35	1,424.42		1,424.42
7298	E	Utilities:Telephone:Wireless Accounts:Asuri		603.37	298.79		298.79
7299	E	Utilities:Telephone:Wireless Accounts:AT&		1,133.07	0.00		0.00
7300	E	Utilities:Telephone:Wireless Accounts:Veriz		7,579.63	5,024.49		5,024.49
7301	E	Utilities:Telephone:Global Crossing		(1,370.35)	0.00		0.00
7303	E	Utilities:Telephone:Verizon		1,968.46	1,253.20		1,253.20
7304	E	Rent-NJ:15 Exchange Place		79,922.23	78,151.43		78,151.43
7304.1	E	Rent-NJ		(500.00)	0.00		0.00
8005	E	CorCleaning Expense		57,730.22	64,524.79		64,524.79
		Total Expense		1,017,873.42	1,024,143.54	1,463.00	1,025,606.54
		Total		0.00	0.00	0.00	0.00
		Profit/(Loss)		6,788.16	57,057.28	(1,463.00)	55,594.28

Prepared by_______

Reviewed by_______

e1 Asset Management Inc
Adjusting Journal Entries

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect	Workpaper
1	Adjusting	12/31/16					
		7293	Tax:Tax-City	1,463.00			
		1218	Prepaid Income Taxes		1,448.65		
		2204	Accrued Income Tax		14.35		
						(1,463.00)	
			To expense prepaid tax - PBC.				
		TOTAL		1,463.00	1,463.00	(1,463.00)	

E1 ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2016
(with supplementary information)